SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 24, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event.

Credicorp’s Board of Directors, in its session held on April 23, 2014, agreed unanimously on the following matters in relation to the election, at the Company’s Annual General Meeting of Shareholders, of the new Board who will perform the role from March 2014 to March 2017:

•	Appointment of Mr. Dionisio Romero Paoletti as the Chairman of the Board and Mr. Raimundo Morales Dasso as the Vice-Chairman.

•	Increase of the number of members of the Executive Committee to six members who are:
o	Mr. Dionisio Romero Paoletti – Chairman
o	Mr. Raimundo Morales Dasso – Vice-Chairman
o	Mr. Fernando Fort Marie
o	Mr. Reynaldo Llosa Barber
o	Mr. Juan Carlos Verme Giannoni
o	Mr. Benedicto Cigüeñas Guevara

•	Modification of the composition of the Risk Committee, which will be composed by three Directors of Credicorp, the Chief Operating Officer, the Chief Financial Officer, the Chief Risk Officer of Credicorp and the Head of Risk Management of BCP. The Director appointed as members of this Committee are: Mr. Raimundo Morales Dasso (Chairman), Mr. Dionisio Romero Paoletti (Vice- Chairman), and Mr. Benedicto Cigüeñas Guevara.

•	Designation as members of the Audit Committee: Mr. Raimundo Morales Dasso (Chairman), Mr. Juan Carlos Verme Giannoni, and Mr. Benedicto Cigüeñas Guevara (Financial Expert).

•	Designation as members of the Corporate Governance Committee: Mr. Dionisio Romero Paoletti (Chairman), Mr. Juan Carlos Verme Giannoni, Mr. Benedicto Cigüeñas Guevara, and Mr. Eduardo Hochschild Beeck (Director of BCP).

•	Designation as members of the Nominations Committee: Mr. Dionisio Romero Paoletti (Chairman), Mr. Raimundo Morales Dasso), and Mr. Reynaldo Llosa Barber.

•	Designation as members of the Compensation Committee: Mr. Dionisio Romero Paoletti (Chairman), Mr. Raimundo Morales Dasso), and Mr. Reynaldo Llosa Barber.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/	Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2014

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales Valentín
Guillermo Morales Valentín
Authorized Representative